AB 3/3

10027887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 49477

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB Graham & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Katella, 2nd Floor
(No. and Street)

Orange (City) CA (State) 92867 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Graham 714-628-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/2010

OATH OR AFFIRMATION

I, Bruce E. Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B.B. Graham & Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM L. GRAHAM
Commission # 1871410
Notary Public - California
Orange County
My Comm. Expires Nov 14, 2013

Signature

PRESIDENT / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2009

B.B. GRAHAM & COMPANY, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

I have audited the accompanying statement of financial condition of B.B. Graham & Company, Inc. (the Company) as of December 31, 2009 and related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 21, 2010

B.B. GRAHAM & COMPANY, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Cash		
Checking		$ 101,336
Money market		103,936
Total cash		205,272
Clearing brokers deposits		50,000
Commissions receivable		258,377
Other receivable - allowable		0
Prepaid insurance		16,692
Property and Equipment, at cost, net of accumulated depreciation of $39,637		0
TOTAL ASSETS		$ 530,341

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accrued expenses		$ 19,150
Commissions payable		235,855
Credit card payable		0
Salary and payroll tax payable		18,828
Total Liabilities		273,833
Shareholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized; 10,000 shares outstanding	$ 100	
Paid-in capital	359,900	
Retained (deficit)	(103,492)	256,508
Total Liabilities and Shareholder's Equity		$ 530,341

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues		
Commissions	$	2,308,790
Mutual funds		652,306
Insurance income		715,175
Interest income		42,008
Other income		345,704
Total Revenues		4,063,983
Operating Expenses		
Total Operating Expenses - Page 11		4,135,761
(Loss) Before Tax Provision		(71,778)
Income Tax Provision		800
Net (Loss)	$	(72,578)

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	10,000	$ 100	$ 384,900	$ (30,914)	$ 354,086
Capital Distribution			(25,000)		(25,000)
Net (Loss)				(72,578)	(72,578)
Balance, December 31, 2009	10,000	$ 100	$ 359,900	$ (103,492)	$ 256,508

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:		
Net (loss)	$	(72,578)
Depreciation and amortization		0
Changes in operating assets and liabilities:		
Commissions receivable		(126,765)
Other receivable - allowable		0
Other receivable - non allowable		30,539
Employee advances		25,000
Prepaid insurance		5,069
Accrued expense		(5,626)
Commissions payable		61,606
Credit card payable		(555)
Salary and payroll tax payable		18,828
Net cash used from operating activities		(64,482)
Cash Flows for Investing Activities:		0
Cash Flows from Financing Activities:		
Capital distribution		(25,000)
Net decrease in cash		(89,482)
Cash at beginning of year		294,754
Cash at December 31, 2009	$	205,272
Supplemental Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income tax	$	800

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

B.B. Graham & Company, Inc. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 8, 1996. The Company was incorporated in June 1996, and its membership in the NASD was approved May 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company entered into an agreement with a clearing broker whereby the Company does not carry customer accounts. The Company introduces and forwards, as a broker, all transactions and accounts of customers to the clearing broker who carries such accounts on a fully disclosed basis. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

Certain brokers (secondary clearing) clear their transactions through the Company and its clearing broker.

The Company has offices in Bakersfield, Los Angeles, Lake Forest, Orange, Whittier, Santa Ana and San Gabriel, California; Framingham, Massachusetts; Jupiter, Florida; Lincolnshire, Illinois; Austin, Houston and San Antonio, Texas; and Las Vegas, Nevada.

Property, Equipment and Depreciation – Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

NOTE 2 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

NOTE 3 - PROVISION FOR INCOME TAXES

The Company files its Federal tax return on the cash basis. There are no Federal and state taxes owed due to net operating loss carry forward. The provision for income taxes for the year consists of the following:

Federal	$ 0
State – Minimum tax	800
	$800

The Federal net operating loss (NOL) carried forward of approximately $118,000 can be carried forward up to 2023. The State NOL can be carried forward up to 2015.

NOTE 4 - NET CAPITAL REQUIREMENTS
In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See pages 8 and 9 for the net capital computation.

NOTE 5 - RELATED PARTY TRANSACTIONS
As noted above, the Company's sole shareholder purchased an office building and entered into a lease agreement to rent part of the building to the Company. The rent for the first six months was $10,000 per month and for the last six months was $15,000 per month, and an off site storage fee of $750 per month. The addition in rent is due to more office space taken by the Company due to expansion. For the year 2009 the rent and storage expense were $150,000 and $9,000 respectively. Furthermore, the Company receives $750 per month as technology fee income from an affiliated Company.

NOTE 6 - USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.B. GRAHAM & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	256,508
Nonallowable assets - other receivables (page 9)		16,692
Haircut - 2% on money market account (page 9)		2,079
Net Capital	$	237,737
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	18,256
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	18,256
Excess Capital	$	219,481
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	210,354
Computation of Aggregate Indebtedness		
Total liabilities	$	273,833
Aggregate indebtedness to net capital		115%

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited net capital	$	240,121
Unrecorded liabilities		(2,383)
Rounding error		(1)
Audited Net Capital	$	237,737

See accompanying notes to financial statements

B.B. GRAHAM & COMPANY, INC.
NON - ALLOWABLE ASSETS
DECEMBER 31, 2009

Non Allowable Assets	
Prepaid insurance	$ 16,692
Total Non-Allowable Assets	16,692
Haircuts	
Money market - 2% haircut	2,079
Total	$ 18,771

See accompanying notes to financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

SCHEDULE II
INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of revenues and operating expenses for the year ended December 31, 2009 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 21, 2010

B.B. GRAHAM & COMPANY, INC.
SCHEDULE II - OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2009

Operating Expenses

Advertising	$ 13,275
Bank service charges	428
Clearing broker fees	151,478
Commissions	2,998,198
Due and subscriptions	8,502
Insurance	91,616
Miscellaneous expenses	8,683
FINRA and SEC fees	46,745
Office expenses	11,500
Payroll tax expense	37,634
Postage	2,392
Professional fees	20,395
Quote services	1,569
Rent & storage	159,000
Salaries and wages	468,086
Software	3,698
Supplies	4,998
Taxes and licenses	7,607
Technology fees	66,727
Telephone	15,787
Travel & entertainment	17,443
Total Operating Expenses	$ 4,135,761

See accompanying notes to financial statements.

B.B. GRAHAM & COMPANY, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to BB Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

B.B. GRAHAM & COMPANY, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to B.B. Graham & Company, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II
Report of Independent Accountant on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In planning and performing my audit of the financial statements of B.B. Graham & Company, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 21, 2010

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III

SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by B.B. Graham & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating B.B. Graham & Company, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

B.B. Graham & Company, Inc.'s management is responsible for the B.B. Graham & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries to the check register and compared to the copy of the cancelled check dated July 30, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting no differences.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

Board of Directors
B.B. Graham & Company, Inc.
Orange, California

SIPC Supplemental Report page 2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 21, 2010

B.B. GRAHAM & COMPANY, INC.
REVIEW OF THE SIPC FORM 7T COMPUTATION
RULE 17A-5(e)(4)
DECEMBER 31, 2009

Comparison	Per SIPC 7T Unaudited	Per SIPC Audited	Difference
Total Revenue (line 2a)	$3,261,421	$ 3,261,421	$ 0
Total Additions (line 2b)	0	0	0
Total Deductions (line 2c)	1,161,622	1,161,622	0
SIPC Net Operating Revenue (line 2d)	2,099,799	2,099,799	0
General Assessment (line 2e)	5,249	5,249	0
Total Payment (line 2B)	2,866	2,866	0
Less Prior Overpayment Applied (line 2C)	0	0	0
Assessment balance due	$ 2,383	$ 2,383	$ 0